Will H. Cai

+852 3758 1210

wcai@cooley.com

February 3, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Melissa Walsh, Senior Staff Accountant Mr. Stephen Krikorian, Accounting Branch Chief Mr. Kyle Wiley, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Bitdeer Technologies Group Responses to Staff’s Comments on Amendment No. 9 to Draft Registration Statement on Form F-4 Submitted on January 11, 2023 CIK No. 0001899123

Ladies and Gentlemen:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 31, 2023 (the “Comment Letter”), relating to the above referenced Amendment No. 9 to Draft Registration Statement on Form F-4 (the “DRS/A”). In response to the comments set forth in the Comment Letter, the Company has revised the DRS/A and is filing a revised version of the DRS/A (the “Revised DRS/A”) via EDGAR with this response letter.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Revised DRS/A. Capitalized terms used but not defined herein are used herein as defined in the Revised DRS/A.

Amendment No. 9 to Draft Registration Statement on Form F-4

Bitdeer’s results of operations have been and are expected to continue to be significantly impacted by Bitcoin price fluctuation, page 42

1.	We note the changes made in response to prior comment 2. It is unclear why the dated information from Frost & Sullivan on page 43 effectively illustrates the risk being presented, especially in light of the current price of Bitcoin. Please revise or advise.

In response to the Staff’s comment, the Company has removed such information from page 43 of the Revised DRS/A.

February 3, 2023

Bitdeer may not have adequate sources of recovery if the cryptocurrencies held by it are lost, stolen or destroyed..., page 65

2.	To further illustrate the risk being presented, consider adding disclosure detailing the material differences between using a crypto exchange versus a bank as custodian for a material amount of your assets.

The Company respectfully advises the Staff that the key benefits of having a bank, rather than a crypto custodian or exchange, as a custodian for its digital assets include improved security and reduced crypto fraud. On July 22, 2020, the U.S. Office of the Comptroller of the Currency released publicly an interpretive letter confirming the authority of a national bank to provide cryptocurrency custody services for customers, providing that a national bank engaging in such activities should develop and implement those activities consistent with sound risk management practices and align them with the bank’s overall business plans and strategies as set forth in the guidance. On January 27, 2023, the Board of Governors of the Federal Reserve System released publicly a policy statement to interpret section 9(13) of the Federal Reserve Act, clarifying that the state member banks are not prohibited under the policy from providing safekeeping services for crypto-assets in a custodial capacity, if such activities are conducted in a safe and sound manner and in compliance with consumer, anti-money-laundering, and anti-terrorist-financing laws. Crypto custodians or exchanges, on the other hand, are not subject to similar guidance from regulatory authorities. That being said, based on Bitdeer’s understanding of the industry and future trends, crypto custody services remain to be primarily provided by professional cryptocurrency custody service providers or independent custodies under certain cryptocurrency exchanges as traditional banks still lack in expertise, infrastructure and established internal procedures in providing such service. The Company has revised the disclosure on page 65 of the Revised DRS/A to reflect the foregoing.

Risk Factors

The nature of Bitdeer’s business requires the application of complex financial accounting rules..., page 73

3.	Please revise to explain how actions by the FASB impact your financial statements, considering that your financial statements are prepared and presented in accordance with IFRS as issued by IASB.

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Revised DRS/A.

Information Related to Bitdeer, page 198

4.	We note your response to prior comment 16. Please include the last two bullet points as disclosure in your filing.

In response to the Staff’s comment, the Company has revised the disclosure on page 208 of the Revised DRS/A to include the last two bullet points in Company’s response to prior comment 16.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

February 3, 2023

Information Related to Bitdeer

Energy, page 211

5.	In light of the importance of energy to your operations, please provide detail about the production of energy used at your mining datacenters. For example, discuss whether the power suppliers at each of your datacenters are coal-fired plants or hydroelectric facilities. Explain how the ratio of carbon-free power supply is calculated and how your datacenters in Pangborn, Molde and Tydal have all achieved 100% ratios.

The Company respectfully advises that the fuel mix and the carbon-free energy percentages are publicly released by local authorities, and are factors that Bitdeer considers when selecting the location to construct its datacenters. The ratio of carbon-free power supply at each of Bitdeer’s datacenters, including the datacenters in Pangborn, Molde, and Tydal, is based on statistics regarding energy structure of power supply from respective local authorities and Bitdeer’s suppliers. The ratio of Bitdeer’s overall carbon-free power supply represents the weighted average ratio of carbon-free power supply at Bitdeer’s datacenters, weighting in the respective electricity capacity at each datacenter. To be more specific, it is calculated by dividing (x) the sum of ratio of carbon-free power supply multiple by electricity capacity at each datacenter, by (y) the total electricity capacity contributed by all datacenters. The Company has revised the disclosure on page 211 of the Revised DRS/A to reflect the foregoing.

Key Factors Affecting Our Results of Operations

Price and volatility of Bitcoin, page 226

6.	We note your revised disclosure in response to prior comment 24. Your discussion of the depreciation potential should include a discussion of the amount by which Bitcoin prices have declined since November 2021, similar to your discussion of the appreciation of Bitcoin through November 2021. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 227 of the Revised DRS/A.

Bitdeer’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosure about Financial Risk Liquidity Risk, page 248

7.	We note your revised disclosure in response to prior comment 17. We note that in this section you also continue to indicate that anticipated cash flow from operations, in addition to cash and cash equivalents, will be sufficient to meet your current and anticipated working capital requirements and capital expenditures. Please revise any reference to anticipated cash flow from operations, in light of your historical use of cash in operating activities.

In response to the Staff’s comment, the Company has revised the disclosure on page 248 of the Revised DRS/A.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

February 3, 2023

Bitdeer Technologies Holding Company and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements Note 20. Related Party Transactions, page F-58

8.	We continue to consider your responses to comment 3 in your letter dated September 6, 2022, to comments 2 and 3 in your letter dated November 3, 2022, and to comment 7 in your letter dated November 23, 2022, in addition to your letter dated December 21, 2022, regarding your accounting for cryptocurrency lending transactions and wealth management products and may have further comment.

The Company acknowledges the Staff’s comment.

9.	We note your revised disclosure in response to prior comment 25 that your founder and sole director is the co-founder and chairman of the board of directors of Matrixport Group. Please also elaborate on the nature of this relationship in your notes to the financial statements. Refer to ASC 850-10-50-1(a).

In response to the Staff’s comment, the Company has revised pages F-59 and F-110 of the Revised DRS/A.

*     *     *

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Partner, Cooley LLP
Timothy Pitrelli, Esq., Partner, Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP